Michael Wilemon

Chief Financial Officer

Integrated Security Systems, Inc.

15000 W. 6th Avenue, Suite 202

Golden, Colorado 80401

May 22, 2012

VIA EDGAR AND FACSIMILE

H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:

Integrated Security Systems, Inc.

Current Report on Form 8-K

Filed April 9, 2012

File No. 1-11900

Dear Mr. Schwall:

The Company is in receipt of the comment letter dated May 8, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in respect of the above-referenced Current Report on Form 8-K.  The Company filed via EDGAR an amended Current Report on Form 8-K (the “Amended 8-K”) on May 15, 2012 as required to include the unaudited financial statements of iSatori Technologies, Inc., a Colorado corporation and wholly owned subsidiary of the Company. The Company also included in the Amended 8-K changes made in response to the Comment Letter, as well as certain other updated information.

The Company submits this letter in response to the Comment Letter.  For ease of reference, the text of each of the Staff’s comments is reproduced in bold-face type below, followed by the Company’s responses.

Current Report on Form 8-K

General

1.

Please send us independent third party support for the statistical assertions and qualitative claims relating to your leadership status that appear in your filing, and further explain the claims in context where necessary.  Some examples include the following items:

•

the various statistics that appear in the bulleted paragraphs on page 2;

•

the assertion that two of your products have “become leading weight loss products,” explaining what constitutes “leading” for this purpose;

•

the “channel access” you have created to more than “120,000 domestic and international retail locations”;

•

the amount spent by your average consumer per month on nutritional supplements ($100, see page 3); and

•

your purported status as a “leading nutritional supplements firm” (see exhibit 99.1, specifically incorporated by reference in Item 8.01 at page 28).

Please mark the supporting documents you provide to us on a supplemental basis to show precisely the location of each piece of information on which you are relying for the claims you make in your filing.  In addition, please tell us whether your source material is publicly available and whether you paid any compensation for the receipt of such information.

Response:  The Company notes the Staff’s comment supplementally provides supporting documentation for factual assertions including each of the above referenced statements.  Please see Appendix A to this response.

2.

Please ensure the consistency and accuracy of your disclosure throughout the filing, and revise so that it is accurate as of the date the Form 8-K was first filed.  As examples only, we note your disclosures at pages 1 and 9 relating to the number of employees iSatori currently has and your reference at page 9 to past customers. See also the percentage increase of your interest expense as disclosed at page 12 and the reference both to one record holder and to “shareholders” at page 24.

Response:  The Company has revised the disclosure as requested.  Please see pages 10, 14 and 29 of the Amended 8-K.

Management Discussion and Analysis, page 9

Results of Operations, page 10

3.

Where two or more factors contributed to material changes over the reported periods, please revise to quantify the amount of change contributed by each of the factors or events, if known.  Also identify the two new products to which you refer under “Total Sales” at page 10.

Response:  The Company has revised the disclosure as requested.  Please see pages 14 and 15 of the Amended 8-K. With the exception of the Company’s internally prepared market research, all such documentation is publically available.

Legal Proceedings, page 22

4.

Disclose in greater detail the FDA recall to which you refer in the first paragraph, and quantify the claimed loss of your market which resulted from the recall. Also discuss when the recall took place.

Response:  The Company has revised the disclosure as requested.  Please see page 27 of the Amended 8-K.

5.

Please revise to include in each case the name of the court or agency in which the proceedings are pending and the date instituted.  See Item 103 of Regulation S-K.

Response:  The Company has revised the disclosure as requested.  Please see page 27 of the Amended 8-K.

Financial Statements and Exhibits, page 28

6.

Please revise your exhibit index to identify the meaning of the asterisks.

Response:  The Company has revised the disclosure as requested.  Please see page 34 of the Amended 8-K.

Financial Statements - iSatori Technologies, Inc., page F-1

General

7.

We understand that you will be amending your Form 8-K by May 15, 2012 to include for the accounting acquirer financial statements and the related discussion and analysis covering the three months ended March 31, 2012, and the comparative period of the preceding year.

Response:  The Company notes the Staff’s comment and has included such amendments in the Amended 8-K.

8.

We note that you describe several product categories on page 2 and in analyzing your results of operations on page 11, you attribute improvements in profitability to increased sales of products with higher margins.  This information indicates you may need to include with your financial statements the segment disclosures outlined in FASB ASC 280-10-50-20 through 33, and the entity-wide disclosures prescribed in FASB ASC 280-10-50-38 through 42.  If you have a different view, submit an analysis of the segment identification and aggregation criteria so that we may better understand your position. Otherwise please revise accordingly.

Response:  The Company does not believe that its product categories are operating segments.  While the Company does analyze revenues and gross margins by individual product, the chief operating decision maker does not receive any information that is summarized by product categories.  Furthermore, the Company does not have managers for individual products or categories of products, nor is the Company organized around particular products or categories of products.  Rather, the Company manages its business as one unit providing nutritional supplements.

Even if one were to conclude that the Company’s products or categories of products constituted operating segments, the Company believes such segments would meet the criteria for aggregation under ASC 280-10-50-11, as such segments have similar operating characteristics and long term operating performance. Please see the attached Appendix B which summarizes the factors set forth in ASC 280-10-50-11, as well several other factors that demonstrate the similarity among our product lines.  As such, the Company has concluded that it has one reportable segment. Please see Appendix B for a description of the similarities in the Company’s product lines.

With respect to the entity-wide disclosures prescribed in FASB ASC 280-10-50-38 through 42, the Company believes it has one product group, and therefore no additional disclosures are required. The Company suggests providing additional disclosure of revenue from domestic and foreign customers in future filings.  The Company has already provided disclosure about its major customers and believes no additional disclosure is required.

Note 8 – Litigation, page F-17

9.

Your disclosure in Note 7 states that you believe the ultimate resolution of legal claims will not have a material adverse effect.  However, in Note 8 you explain that an adverse outcome could have a material impact.  Please modify your disclosures to clarify the extent of accounting for each of the matters described, also to include your estimate of reasonably possible additional loss to comply with FASB ASC 450-20-50-4.  It should be clear whether you have assessed the likelihood of loss as remote, reasonably possible, or probable.

Response:  The Company has revised the disclosure as requested.  Please see pages F-35 and F-36 of the Amended 8-K.

10.

Please expand your disclosure to clarify the scope of indemnification that has been extended to or requested by GNC Corp. and Vitamin World, Inc., describe the reasonably possible consequences of not complying with their requests or demands, and address the nature of vulnerability due to concentrations of sales with customers or products to comply with FASB ASC 275-10-50-18.

Response:  The Company has revised the disclosure as requested.  Please see pages F-35 and F-36 of the Amended 8-K.

Note 15 – Subsequent Events, page F-23

11.

Please disclose the number of shares and level of ownership held by each of the two prior shareholder groups immediately after the reverse merger. Also tell us why your report, covering the issuance of shares and reverse merger accounting, does not include the change in control information required by Item 5.01; the details about directors in your May 3, 2012 report do not suffice.

Response:  The Company has revised the disclosure as requested.  Please see page 33 of the Amended 8-K.

Registrant’s Closing Comments

We acknowledge a) that we are responsible for the adequacy and accuracy of the disclosure in the filing, b) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have endeavored to provide you with everything requested.  Should you find that we have omitted information or should you have additional questions or comments, please contact the undersigned at (303) 215-9174 ext. 101.

Sincerely,

/s/ Michael Wilemon

Michael Wilemon
Chief Financial Officer